SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter ended June 30, 2002

WILLIS GROUP LIMITED
(Translation of registrant’s name into English)

Ten Trinity Square, London EC3P 3AX
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F            Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes           No

(If ‘‘Yes’’ is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                   .)

     WILLIS GROUP LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended June 30,		Six months ended June 30,

	2002	2001 As restated (Note 1)	2002	2001 As restated (Note 1)

		($ million, except per share data)
Operating revenues
Commissions and fees	393.2	318.9	829.1	677.9
Interest and investment income	17.8	18.2	32.9	34.1

	411.0	337.1	862.0	712.0
Operating expenses	(307.2)	(270.8)	(613.6)	(551.5)

Operating income	103.8	66.3	248.4	160.5
(Loss)/profit on disposal/closure of operations	(11.8)	0.1	(11.8)	(11.1)
Share of profit/(loss) of associates	1.4	(1.1)	11.9	13.8
Interest income (Note 2)	17.7	24.1	34.4	44.6
Interest expense	(16.9)	(21.4)	(33.3)	(41.7)

Income before taxation	94.2	68.0	249.6	166.1
Taxation	(29.3)	(19.5)	(85.2)	(60.0)

Income after taxation	64.9	48.5	164.4	106.1
Equity minority interests	(0.3)	(1.1)	(6.7)	(2.4)

Net income (i)	64.6	47.4	157.7	103.7

Net income per ordinary share (i)	$0.13	$0.10	$0.33	$0.22

Average number of ordinary shares outstanding (in millions)	481.7	479.3	481.7	479.3

(i)	A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
(unaudited)

	Three months ended June 30,		Six months ended June 30,

	2002	2001	2002	2001

		($ million)
Net income	64.6	47.4	157.7	103.7
Currency translation differences	(18.7)	(0.9)	3.2	(52.1)

Total recognized gains and losses in the period	45.9	46.5	160.9	51.6
Prior year adjustment (Note 1)	—	—	21.4	—

Total recognized gains and losses since last annual report (ii)	45.9	46.5	182.3	51.6

(ii)	A statement of Comprehensive Income under U.S. GAAP is set forth in Note 6 of Notes to Condensed Financial Statements.

WILLIS GROUP LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)

	June 30, 2002	December 31, 2001(i) As restated (Note 1)

	($ million)
ASSETS
Current assets
Cash and short-term deposits	1,336.7	968.2
Investments	485.1	478.7
Accounts receivable, net	8,626.3	7,776.3

	10,448.1	9,223.2

Fixed assets
Intangible assets – goodwill, net	109.0	44.7
Tangible assets, net	194.3	185.1
Investments	43.9	70.7

	347.2	300.5

Total assets	10,795.3	9,523.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8,857.8	6,796.3
Corporate tax payable	158.0	108.5
Accruals and deferred income	172.7	161.2
Other current liabilities	192.4	1,134.7

	9,380.9	8,200.7

Noncurrent liabilities
Bank loans	242.6	348.0
9% Senior Subordinated Notes due 2009	432.1	436.4
Other noncurrent liabilities	55.6	52.5

	730.3	836.9

Provisions for liabilities and charges (Note 5)	138.2	140.1
Equity minority interests	23.9	15.5

Total liabilities and minority interests	10,273.3	9,193.2

Shareholders’ equity(ii)
Share capital	97.9	97.5
Share premium	221.7	202.6
Revaluation reserve	21.5	21.5
Retained earnings	180.9	8.9

	522.0	330.5

Total liabilities and shareholders’ equity	10,795.3	9,523.7

(i)	The consolidated balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

(ii)	A summary of the significant adjustments to shareholders’ equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

WILLIS GROUP LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Six months ended June 30,

	2002	2001

	($ million)
Net cash inflow from operating activities (Note 3)	449.0	371.1
Dividends from associates	2.5	3.3
Returns on investments and servicing of finance
Interest received	37.1	46.5
Interest paid	(33.5)	(41.2)
Bank fees on borrowings	(0.4)	(0.5)
Minority dividends paid	(1.6)	(1.3)

	1.6	3.5

Taxation	(39.5)	(18.0)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(17.2)	(12.8)
Sale of tangible fixed assets	1.1	1.9
Sale of fixed asset investments	—	0.1

	(16.1)	(10.8)

Acquisitions and disposals
Purchase of subsidiaries	(11.2)	(4.3)
Sale of subsidiaries	—	1.3
Proceeds from sale of operations	—	3.5
Net cash transferred on purchase/sale of subsidiaries	30.0	1.5

	18.8	2.0

Equity dividends paid	—	(21.8)

Cash flow before management of liquid resources and financing	416.3	329.3

Management of liquid resources	(276.8)	(166.7)
Financing
Amounts due to/from parent company	(46.9)	(45.1)
Debt due beyond a year:
Decrease in long-term borrowings	(110.4)	(48.5)

	(157.3)	(93.6)

(Decrease)/increase in cash	(17.8)	69.0

The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 6 of Notes to Condensed Financial Statements.

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 – Basis of preparation
     These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2001. In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

     The Company has changed its reporting currency to United States dollars (US$) from pounds sterling as a greater proportion of the Group’s total revenues are now earned in US$ than in other currencies. Prior year financial statements have been restated in US$.

     The adoption of U.K. Financial Reporting Standard No.19 (FRS19) ‘‘Deferred Taxation’’ with effect from January 1, 2002 has required changes in the method of accounting for deferred tax assets and liabilities. As a result of this change in accounting policy, the balance sheet at December 31, 2001 has been restated to increase both deferred tax assets (included within accounts receivable) and retained earnings by $21.4 million. The effect on the current and prior period statements of income was not material.

Note 2 – Interest income
     Substantially all the Group’s external borrowings have been advanced to the Company’s indirect parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 3 – Reconciliation of operating income to net cash inflow from operating activities

	Six months ended June 30,

	2002	2001

	($ million)
Operating income	248.4	160.5
Depreciation and amortization	19.6	18.8
Loss on sale of tangible fixed assets	0.5	0.3
Increase in receivables	(1,333.4)	(1,137.4)
Increase in payables	1,518.8	1,342.9
Net movement on provisions	(4.9)	(14.0)

Net cash inflow from operating activities	449.0	371.1

Reconciliation of net cash flow to movement in net funds
	Six months ended June 30,

	2002	2001

	($ million)
Net funds at beginning of period	1,548.7	1,008.8
Net cash flow	(17.8)	69.0
Management of liquid resources	276.8	166.7
Financing	157.3	93.6
Currency exchange movements	114.2	(82.4)

Net funds at end of period	2,079.2	1,255.7

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)

Note 4 – Reconciliation of movements in shareholders’ equity

	Six months ended June 30,

	2002	2001

	($ million)
Net income	157.7	103.7
Dividends	—	(11.6)
Ordinary shares issued	19.5	—
Goodwill reinstated on disposals	11.1	11.2
Exchange adjustments	3.2	(52.1)

Net increase in shareholders’ equity	191.5	51.2
Shareholders’ equity at beginning of period as previously stated	309.1	135.6
Prior year adjustment	21.4	25.1

Shareholders’ equity at beginning of period as restated	330.5	160.7

Shareholders’ equity at end of period	522.0	211.9

Note 5 – Provisions for liabilities and charges

     In common with many companies involved in selling personal pension plans in the U.K., the Company’s financial advisory business, Willis Corroon Financial Planning Limited (‘‘WCFP’’), is required by the Financial Services Authority (‘‘the Regulator’’), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator.

     At June 30, 2002, the Company had a provision of $26.4 million relating to this issue. Although the Company considers these provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review.

     At June 30, 2002, the Company had a provision of $25.6 million for discontinued operations that includes estimates for future costs of administering the run-off of the Company’s former U.K. underwriting operations. Willis Faber (Underwriting Management) Limited (‘‘WFUM’’), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited (‘‘Sovereign’’) (in Scheme of Arrangement) (collectively, the ‘‘stamp companies’’) and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

     The Company is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)

Note 5 – Provisions for liabilities and charges (continued)

     The Company acted as broker, but not as underwriter, for the placement of both property and casualty insurance for a number of entities that were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties L.L.C., which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. There are a number of lawsuits pending in the U.S. between the insured parties and the insurers. Although the Company is not a party to any of these lawsuits, other disputes may arise with respect to the destruction of the World Trade Center complex which could affect the Company.

     The Company maintains insurance, subject to certain deductibles and self-insurance, against such claims, lawsuits and proceedings. The Company has also established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Company adjusts such provisions from time to time according to developments. On the basis of current information, the Company does not expect that the ultimate outcome of the actual or potential claims, lawsuits and proceedings to which the Company is subject, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Note 6 – Differences between accounting principles generally accepted in the United Kingdom and the United States

     The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company’s Consolidated Financial Statements for the year ended December 31, 2001.

     The effect on net (loss)/income, comprehensive (loss)/income and shareholders’ equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

Net (loss)/income

	Three months ended June 30,		Six months ended June 30,

	2002	2001	2002	2001

		($ million)
Net income as reported in the consolidated statement of income	64.6	47.4	157.7	103.7
Adjustments
Operating expenses – performance options	(78.1)	—	(96.0)	—
Goodwill	1.8	(8.0)	3.5	(16.0)
Gain/(loss) on disposal/closure of operations	11.1	(0.1)	11.1	11.1
Gain/(loss) on derivative instruments	1.2	(2.3)	1.4	1.3
Pension costs	0.7	5.0	1.3	5.6
Interest on tax refund relating to prior acquisition	—	(2.3)	—	(2.3)
Taxation	(11.0)	(0.3)	(7.3)	(2.2)

Net (loss)/income as adjusted to accord with U.S. GAAP	(9.7)	39.4	71.7	101.2

(i)	The reconciliation of net income from U.K. to U.S. GAAP has been restated to reflect the implementation of FRS19, as described in Note 1.
7

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)

Note 6 – Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Comprehensive (loss)/income
	Three months ended June 30,		Six months ended June 30,

	2002	2001	2002	2001

		($ million)
Net (loss)/income as adjusted to accord with U.S. GAAP	(9.7)	39.4	71.7	101.2
Other comprehensive income:
Foreign currency translation adjustments	(17.4)	(4.9)	4.0	15.1
Cumulative effect of accounting change	—	(0.1)	—	7.5
Net gain/(loss) on derivative instruments	13.2	0.7	11.5	(3.5)
Unrealized holding gain/(loss)	0.8	(0.4)	0.3	—

Comprehensive (loss)/income	(13.1)	34.7	87.5	120.3

(i)	The reconciliation of comprehensive income from U.K. to U.S. GAAP has been restated to reflect the implementation of FRS19, as described in Note 1.

Shareholders’ equity
	June 30, 2002	December 31, 2001 As restated(i)

	($ million)
Shareholders’ equity as reported in the consolidated balance sheet	522.0	330.5
Adjustments
Intangible assets:
Goodwill – cost	1,318.8	1,318.8
Goodwill – amortization	(102.9)	(106.4)
Current assets:
Investments	1.8	1.3
Receivables – derivative instruments	27.3	18.0
Pension cost asset	22.5	17.4
Noncurrent assets:
Receivables – derivative instruments	17.4	14.5
Current liabilities:
Payables – derivative instruments	(0.6)	(2.5)
Noncurrent liabilities:
Other – pension costs liability	(42.2)	(39.6)
Other – payables – derivative instruments	(7.0)	(10.9)
Other – taxation	(31.1)	(6.0)
Provisions for liabilities and charges:
Deferred taxes	47.0	34.9

Shareholders’ equity as adjusted to accord with U.S. GAAP	1,773.0	1,570.0

(i)	The reconciliation of shareholders’ equity from U.K. to U.S. GAAP has been restated to reflect the implementation of FRS19, as described in Note 1.
8

WILLIS GROUP LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)

Note 6 – Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

The categories of cashflow activity under U.S. GAAP can be summarized as follows:

Consolidated statement of cash flows
	Six months ended June 30,

	2002	2001

	($ million)
Cash inflow from operating activities	202.6	166.2
Cash outflow from investing activities	(12.9)	(10.4)
Cash outflow from financing activities	(157.3)	(115.4)

Increase in cash and cash equivalents	32.4	40.4
Effect of foreign exchange rate changes	4.8	(6.5)
Cash and cash equivalents at beginning of period	124.1	87.8

Cash and cash equivalents at end of period	161.3	121.7

     WILLIS GROUP LIMITED AND SUBSIDIARIES OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary
     Total revenues increased by 22% to $411.0 million in the second quarter of 2002 from $337.1 million in the second quarter of 2001. Excluding the effects of foreign currency exchange rate movements, acquisitions and disposals, total revenues were 18% higher in the second quarter of 2002 than in the corresponding quarter of 2001. For the six months to June 30, 2002, total revenues were $862.0 million, 21% higher than a year ago and 17% higher on a constant currency basis excluding acquisitions and disposals. The increase in revenues in both the second quarter and the six-month period was due, in approximately equal measure, to both new business growth and the impact of higher premium rates prevailing in the market.

     Operating income increased by $37.5 million (57%) to $103.8 million in the second quarter of 2002 from $66.3 million in the second quarter of 2001. For the six months, operating income was $248.4 million, an increase of $87.9 million (55%) compared to the corresponding period in 2001.

     Net income increased by $17.2 million (36%) to $64.6 million ($0.13 per share) in the second quarter of 2002 from net income of $47.4 million ($0.10 per share) in the second quarter of 2001. For the six months, net income was $157.7 million ($0.33 per share) compared with $103.7 million ($0.22 per share) a year ago.

Revenues
     Commissions and fees increased by $74.3 million (23%) to $393.2 million in the second quarter of 2002 from $318.9 million in the second quarter of 2001. Interest income was relatively unchanged at $17.8 million when compared to $18.2 million in the corresponding period of 2001.

     Global: Revenues generated by our Global business increased by $38.1 million (21%) to $215.9 million in the second quarter of 2002 from $177.8 million in the second quarter of 2001. Adjusting for the disposal of Willis National in July 2001, revenues increased by 17% in constant currency terms. Global’s specialty businesses, aerospace, marine and reinsurance, continued to benefit from a pronounced increase in the premium rates prevailing in these markets and from new business successes.

     North America: Revenues generated by our North America business increased by $20.6 million (17%) to $139.7 million in the second quarter of 2002 from $119.1 million in the second quarter of 2001. Adjusting for the acquisition of Richard N. Goldman & Co., effective December 31, 2001, revenues increased by 15%. The U.S. middle market experienced significant premium rate increases across all lines.

     International: Revenues generated by our International business increased by $15.2 million (38%) to $55.4 million in the second quarter of 2002 from $40.2 million in the second quarter of 2001. Adjusting for the effect on revenues of an additional 22% investment in Jaspers Wuppesahl, which resulted in an accounting change from the equity method to full consolidation, International revenues increased by 26% in constant currency terms led by good performance in Continental Europe, Eastern Hemisphere (especially Australia) and Latin America.

Expenses
     Operating expenses increased by $36.4 million (13%) to $307.2 million from $270.8 million in the second quarter of 2001. Excluding the effect of foreign currency exchange rate movements and the effect of acquisitions and disposals, operating expenses grew by 7% in the second quarter of 2002 compared with the second quarter of 2001. Much of the increase related to increased incentive compensation due to positive results and the impact of hiring production and sales executives. For the six months, operating expenses were 11% higher than a year ago but 8% higher on a constant currency basis adjusting for acquisitions and disposals.

WILLIS GROUP LIMITED AND SUBSIDIARIES
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Loss on disposal of operations
     During the three months ended June 30, 2002, the Company disposed of Willis Safety Solutions. The loss on disposal amounted to $11.8 million which includes a non-cash charge of $11.1 million, representing the write-off of goodwill previously eliminated against reserves. In the first quarter of 2001, the Company disposed of the PENCO programs division recording a non-cash charge for goodwill of $11.1 million.

Associates
     Our share of income before taxation from our associates was a profit of $1.4 million in the second quarter of 2002 and a profit of $11.9 million in the six months, compared with a loss of $1.1 million and a profit of $13.8 million, respectively, for the corresponding periods of 2001. From January 1, 2002, Jaspers Wuppesahl, which had previously been an associate, became a subsidiary.

Interest
     Interest income of $17.7 million in the second quarter of 2002 was $6.4 million lower than in the second quarter of 2001, reflecting lower principal amounts outstanding on loans advanced to our indirect parent company, Trinity Acquisition Limited.

     Interest expense of $16.9 million in the second quarter of 2002 was $4.5 million lower than in the second quarter of 2001, reflecting lower principal amounts of debt outstanding following the early repayment of debt. Interest expense represents interest payable on long-term debt consisting of the senior credit facilities and the 9% senior subordinated notes due 2009.

Minority interests
     Minority interests for the six months ended June 2002 were $6.7 million compared with $2.4 million for the corresponding period of 2001. The increase was largely due to the consolidation of Jaspers Wuppesahl (in which we now own a 67% interest) as a subsidiary from January 1, 2002.

Income taxes
     The tax charge for the six months ended June 2002 amounted to $85.2 million. Excluding the loss on disposal (including goodwill written off) of $11.8 million, the effective tax rate was 33%. For the corresponding period of 2001, the tax charge of $60.0 million included a U.S. tax refund in respect of prior years of $2.4 million. Excluding this refund and the goodwill write off on the PENCO disposal for which no tax relief was available, the effective tax rate for the six months of 2001 was 35%.

Liquidity and capital resources
     Net cash inflow from operating activities increased by $77.9 million to $449.0 million in the six months from $371.1 million in the corresponding period of 2001. This increase was due primarily to the improved operating results.

     On January 1, 2002, the Company acquired a further 22% interest, in addition to the 45% already owned, in Jaspers Wuppesahl, Germany’s third largest insurance broker. Accordingly, Jaspers Wuppesahl (since renamed Willis GmbH & Co. K.G.) has been accounted for as a subsidiary from the date of acquisition. The aggregate purchase price was $14.3 million, of which $5.3 million was deferred to 2003.

     During the six months ended June 2002, we repaid $105.4 million of our term loans ahead of the repayment schedule. $5.0 million of 9% Senior Subordinated Notes have also been redeemed in this period.

     We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150.0 million revolving credit facility.

Differences between U.K. GAAP and U.S. GAAP
     Net income for the second quarter of 2002 of $64.6 million and for the six months of $157.7 million under U.K. GAAP, compare with net (loss)/income of $(9.7) million and $71.7 million, respectively under U.S. GAAP.

WILLIS GROUP LIMITED AND SUBSIDIARIES
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

     In the third quarter of 2001, management of Willis Group Holdings Limited determined that it was probable that the outstanding performance-based stock options would be earned and become exercisable in full. Accordingly, further compensation expense of $96.0 million was recognised in the six months ended June 30, 2002, mainly as a result of an increase in the quarter-end stock price to $32.91. The total charge to-date represents approximately 76% of the ultimate charge (assuming an unchanged stock price) that will be recognized over the remaining vesting period to the end of 2004.

For the purpose of reconciliation to U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), effective from January 1, 2002. In accordance with SFAS 142, the Company no longer amortizes goodwill and intangible assets but rather tests such assets at least annually for impairment. No impairment charges resulted from the implementation of SFAS 142. Amortization of goodwill in the six months ended June 30, 2001 amounted to $18.0 million.

     Other differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 31 of the Company’s audited consolidated financial statements for the year ended December 31, 2001.

Forward looking information
     This quarterly statement contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company’s financial results are contained in the Company’s filings with the Securities and Exchange Commission.

WILLIS GROUP LIMITED AND SUBSIDIARIES
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP LIMITED

By:	/S/ THOMAS COLRAINE
Name:	Thomas Colraine
Title:	Group Chief Financial Officer

Date: August 14, 2002